Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

   In accordance with Rule 13d-1(k), the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned with respect to the ordinary shares, par value $0.01 per share, of SEACOR Marine Holdings Inc., and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated this 16th day of January, 2025.

John M Gellert

By: /s/ Andrew H. Everett II
    Name: Andrew H. Everett II
    Title: Attorney-in-fact

JMG Assets, LLC

By: /s/ Andrew H. Everett II
    Name: Andrew H. Everett II
    Title: Attorney-in-fact

JMG GST LLC

By: /s/ Andrew H. Everett II
    Name: Andrew H. Everett II
    Title: Attorney-in-fact

Michael E. Gellert 2011 Family Trust

By: /s/ Andrew H. Everett II
    Name: Andrew H. Everett II
    Title: Attorney-in-fact